Ernst & Young LLP Letterhead

Mr. Brian D. Lane
Vice President, Chief Financial Officer
Blimpie International, Inc.
1775 The Exchange, Suite 600
Atlanta, Ga. 30339

Dear Sir:

Note 2 of Notes to the consolidated financial statements of Blimpie International, Inc. included in its Form 10-K for the year ended June 30, 1999 describes a change in the method of accounting for subfranchisor and master license fee revenues from recognizing such fees when collected or due to recognizing such fees on a straight-line basis over ten years. You have advised us that you believe that the change is to a preferable method in your circumstances because the new revenue recognition policy results in a better matching of revenues and related expenses incurred in the earnings process related to such revenues.

We conclude that the change in the method of accounting for subfranchisor and master license fee revenues is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

                                       Very truly yours,


                                       /s/ Ernst & Young LLP

December 13, 1999
Atlanta, Georgia